Contact

www.linkedin.com/in/abhychoumal (LinkedIn)

Top Skills

Start-up Leadership
Artificial Intelligence (AI)
Workforce Development

Languages

Spanish (Elementary)
English (Native or Bilingual)
Hindi (Native or Bilingual)

Certifications

Neuroeconomics - Higher School of Economics
Financial Risk Manager (FRM®)
Marketing - Wharton School of Business
Financial Accounting - Wharton School of Business
Finance - University of Michigan

Honors-Awards

EY Excellerator Award
Gold Medalist - Engineering
Winner - Western India Finals (CIMA Global Business Challenge)
Winner - Western India Finals (CIMA Global Business Challenge)
Best Scout Award

♂# Abhy Choumal

Founder @ CareerGenie | Technology Venture Builder
Madrid, Community of Madrid, Spain

Summary

I love Technology , I care for our Planet , I believe in People

Experience

Career Genie

Co-Founder & CEO
November 2022 - Present (1 year 8 months)
New York, Madrid, Mumbai

Building the future of career management

IE University

5 years 11 months

Start-up Lab Mentor, and Adjunct Faculty
November 2020 - Present (3 years 8 months)
Madrid, Community of Madrid, Spain

Head of Technology - Talent & Careers
October 2021 - November 2022 (1 year 2 months)
Madrid, Community of Madrid, Spain

Functional Head - Big Data & Emerging Technologies | Senior Associate Director - Talent & Careers
February 2020 - October 2021 (1 year 9 months)
Madrid Area, Spain

Associate Director of Technology - Talent & Careers
August 2019 - February 2020 (7 months)
Madrid Area, Spain

Co-President - IE Big Data Club
August 2018 - July 2019 (1 year)
Madrid Area, Spain

Fluidata Analytics

Growth Advisor
January 2023 - Present (1 year 6 months)

Digital Genie
Scale-ups Growth Advisor
September 2022 - Present (1 year 10 months)

Build your app, Augment your team,

Scale your product

LinkedIn
Talent Insights Advisor
March 2021 - November 2022 (1 year 9 months)

Europe

Linkedin Talent Insights Customer Advisory for Higher Education & Career

Management

IE Consulting Club
President
August 2018 - July 2019 (1 year)

Madrid Area, Spain

EY
2 years 6 months

Consultant
October 2016 - July 2017 (10 months)

Mumbai, Maharashtra, India

Associate Consultant
February 2016 - September 2016 (8 months)

Mumbai, Maharashtra, India

Analyst
February 2015 - February 2016 (1 year 1 month)

Mumbai, Maharashtra, India

Indus Valley Partners
Associate Software Engineer
June 2014 - February 2015 (9 months)

Mumbai Area, India

SBI MUTUAL FUND
Valuation Intern
June 2012 - July 2012 (2 months)

Cuff Parade, Mumbai

Education

IE Business School
Master of Business Administration

IE School of Human Sciences and Technology (HST)
Master in Business Analytics and Big Data

Global Association of Risk Professionals (GARP)
Financial Risk Manager (FRM®), Finance

University of Mumbai
Bachelor of Engineering (B.E.), Electronics